EXHIBIT 99.1

Colliers completes investment in leading infrastructure investment firm

TORONTO, LONDON, and NEW YORK, June 02, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company, Colliers (NASDAQ and TSX: CIGI), announced today the completion of its strategic investment in Basalt Infrastructure Partners LLP (“Basalt”), a leading transatlantic infrastructure investment management firm with more than $8.5 billion of assets under management.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $65 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people.  Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

About Basalt

Basalt is the exclusive investment advisor to the Basalt funds, comprising Basalt I, Basalt II, and Basalt III. The Basalt funds are infrastructure equity investment funds focusing on mid-market investments in utilities, power, transport, and communications infrastructure in North America and Europe.

For more information, please visit www.basaltinfra.com.

Non-GAAP Measures

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COMPANY CONTACTS:

Christian Mayer
Chief Financial Officer
(416) 960-9500